UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Puerto Rico Residents Tax-Free Fund VI, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745276105
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200

Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 745276105

1	NAME OF REPORTING PERSON Ocean Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,144,408
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,144,408

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,144,408
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%[1]
14	TYPE OF REPORTING PERSON OO

1	The percentages used herein are calculated based upon 19,258,475 shares of common stock outstanding as of December 31, 2023, as disclosed in the Issuer’s Semi-Annual Certified Shareholder Report (the “Shareholder Report”) filed as N-CSRS with the Securities and Exchange Commission on March 8, 2024.

CUSIP No. 745276105

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,179,217[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,179,217[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,179,217
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of (i) 34,809 shares held in a joint account of Mr. Hawk and his spouse and (ii) 1,144,408 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.
2	The percentages used herein are calculated based upon 19,258,475 shares of common stock outstanding as of December 31, 2023, as disclosed in the Shareholder Report.

CUSIP No. 745276105

1	NAME OF REPORTING PERSON Brent D. Rosenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 745276105

1	NAME OF REPORTING PERSON José R. Izquierdo II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 745276105

1	NAME OF REPORTING PERSON Ethan A. Danial
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 206,006
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 206,006

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 206,006
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of 206,006 shares owned by RAD Investments, LLC, which Mr. Danial as its manager may be deemed to beneficially own.
2	The percentages used herein are calculated based upon 19,258,475 shares of common stock outstanding as of December 31, 2023, as disclosed in the Shareholder Report.

CUSIP No. 745276105

1	NAME OF REPORTING PERSON Mojdeh L. Khaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 745276105

1	NAME OF REPORTING PERSON Ian McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 745276105

The following constitutes Amendment No. 12 (“Amendment No. 12”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on October 6, 2021, as amended by the Amendment No. 1 filed on October 13, 2021, Amendment No. 2 filed on January 31, 2022, Amendment No. 3 filed on February 23, 2022, Amendment No. 4 filed on April 14, 2022, Amendment No. 5 filed on April 28, 2022, Amendment No. 6 filed on June 7, 2022, Amendment No. 7 filed on September 15, 2022, Amendment No. 8 filed on October 3, 2022, Amendment No. 9 filed on September 14, 2023, Amendment No. 10 filed on September 22, 2023 and Amendment No. 11 filed on October 16, 2023 (collectively, the “Schedule 13D”). This Amendment No. 12 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented to add the following paragraphs:

On May 10, 2024, Ocean Capital sent a letter to the Issuer containing a stockholder proposal, under Rule 14a-8, for presentation to the Issuer’s stockholders at the Issuer’s 2024 annual meeting of stockholders, to terminate all existing investment advisory and management agreements between the Issuer and its investment co-advisors (the “2024 Proposal Letter”).

The foregoing summary of the 2024 Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the 2024 Proposal Letter, a copy of which is attached hereto as Exhibit G.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Item 4 is hereby supplemented with the following exhibit:

Exhibit G:	Letter from Ocean Capital to Puerto Rico Residents Tax-Free Fund VI, Inc., dated May 10, 2024

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 14, 2024

Ocean Capital LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

/s/ William Heath Hawk
William Heath Hawk

/s/ Brent D. Rosenthal
Brent D. Rosenthal

/s/ José R. Izquierdo II
José R. Izquierdo II

/s/ Ethan A. Danial
Ethan A. Danial

/s/ Mojdeh L. Khaghan
Mojdeh L. Khaghan

/s/ Ian McCarthy
Ian McCarthy

EXHIBIT G

2024 PROPOSAL LETTER

OCEAN CAPITAL LLC

GAM Tower, 2 Tabonuco Street, Suite 200

Guaynabo, Puerto Rico 00968

May 10, 2024

VIA OVERNIGHT DELIVERY AND ELECTRONIC MAIL

Puerto Rico Residents Tax-Free Fund VI, Inc.

Banco Popular Center

209 Muñoz Rivera Avenue, Suite 1031

San Juan, Puerto Rico 00918

Attn: The individual currently performing the duties of the Secretary of Puerto Rico Residents Tax-Free Fund VI, Inc., in lieu of a Secretary

Re: Shareholder Proposal for the 2024 Annual Meeting

Sir or Madam:

I am writing to you on behalf of Ocean Capital LLC (“Ocean Capital” or “we”), a significant shareholder of Puerto Rico Residents Tax-Free Fund VI, Inc. (the “Fund”). We are respectfully submitting this proposal consistent with, and as permitted by, Rule 14a-8 (“Rule 14a-8”) under the Securities Exchange Act of 1934, as amended, in support of proper corporate governance of the Fund. We believe that the Fund has chronically underperformed in recent years and that to improve its performance, the Fund should, among other things, terminate its current advisory agreements with its investment co-advisors: UBS Asset Managers of Puerto Rico and Popular Asset Management LLC. Following such a termination, the Fund could then initiate a renewed bidding process to negotiate a new, more suitable investment advisory agreement.

In accordance with Rule 14a-8, we are submitting the attached shareholder proposal, Terminate Advisory Agreements, to be included in the Fund’s proxy statement for the 2024 annual meeting of shareholders (the “2024 Annual Meeting”) and for a vote by shareholders at such meeting.

Rule 14a-8 requirements have been, and will continue to be, met, including the continuous ownership of the required stock value for the prescribed period of time until after the date of the 2024 Annual Meeting and presentation of the proposal at the 2024 Annual Meeting. As of the close of business on May 9, 2024, Ocean Capital beneficially owned, and had beneficially owned continuously for at least one year, shares of common stock in the Fund worth at least $25,000 in market value, and each share is entitled to vote on the proposal. Ocean Capital will maintain ownership of the required amount of shares, determined in accordance with Rule 14a-8, through the date of the 2024 Annual Meeting. A copy of Ocean Capital’s Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on October 6, 2021, and each subsequent amendment are attached hereto as Exhibit A, pursuant to Rule 14a-8(b)(2)(ii)(B).

I will attend the 2024 Annual Meeting in my capacity as the managing member of Ocean Capital to move the resolution, pursuant to Rule 14a-8(h). The submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Ocean Capital welcomes the opportunity to discuss this proposal with the Fund. We are available to meet with the Fund in person or via teleconference any time between 9:00 a.m. and 5:30 p.m. AST on May 20, 2024 through May 22, 2024. To schedule a meeting, we can be reached at [personal information redacted], or by email at the address below.

The consideration of the Fund’s board of directors is appreciated in support of (i) proper corporate governance, (ii) board accountability to shareholders and (iii) the long-term performance of the Fund. Please promptly acknowledge receipt and acceptance of this proposal by email to [personal information redacted].

Regards,

OCEAN CAPITAL LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

Enclosures

cc:	Harold Vicente-Colón, Vicente & Cuebas
Lawrence S. Elbaum, Vinson & Elkins L.L.P.
C. Patrick Gadson, Vinson & Elkins L.L.P.

[Puerto Rico Residents Tax-Free Fund VI, Inc.

Rule 14a-8 Shareholder Proposal, submitted by Ocean Capital LLC on May 10, 2024]

[This line and any line above it is not for publication.]

Proposal [1]: Terminate Advisory Agreements

RESOLVED, all existing investment advisory and management agreements (the “Agreements”) between Puerto Rico Residents Tax-Free Fund VI, Inc. (the “Fund”) and its co-advisors shall be terminated by the Fund, pursuant to the right of shareholders as embodied in Section 15(a)(3) of the Investment Company Act of 1940 and as required to be included in such agreements, such termination to be effective no more than sixty days following the date hereof.

The Fund has consistently failed to maximize shareholder value. As reported in its public filings, during the six months ended December 31, 2023, the Fund’s performance based on market price decreased by 6.35%.1 Further, as of December 31, 2023, the Fund’s stock traded at a 64.4% discount to its net asset value (“NAV”)2 – almost doubling its discount to NAV over the two preceding years.3 This represents a significantly larger discount than that of the closed-end fund market as a whole, which was, on average, only trading at a 9.8% discount as of December 29, 2023.4

We believe that, given the Fund’s inability to maximize shareholder value, termination of the Agreements would allow the Fund to initiate a competitive, open process to secure a more suitable investment advisory agreement with an advisor that can strengthen the Fund’s performance through lower fees, new perspectives and a revamped investment strategy. Based on public filings, the only investment advisory agreements we are aware of are between the Fund and UBS Asset Managers of Puerto Rico and between the Fund and Popular Asset Management LLC.5 We believe shareholder support of this proposal could encourage the Fund to take other actions, including reevaluating its operations, which may lead to an increase in share value, directly benefiting its shareholders.

We believe our interests are aligned with other shareholders, and our intent with this proposal is to maximize shareholder value, not to cause a liquidation of the Fund. While terminating the Agreements could result in some near-term disruptions and costs associated with securing new investment advisor relationships, we believe that over the longer term, terminating the Agreements will serve all shareholders. If a new permanent advisory agreement is not entered into, the Fund could become internally managed on an interim or permanent basis.6 Despite disruption risks, we believe beginning the process of replacing the current Agreements will facilitate the selection of one or more investment advisors able to bring fresh perspectives and advise the Fund on terms more favorable to the Fund.

Please vote “FOR” Proposal [1]: Terminate Advisory Agreements.

[This above line – Is for publication. Please assign the correct proposal number in the two places.]

[1]	Semi-Annual Certified Shareholder Report, filed on March 8, 2024.
[2]	Id.
[3]	Semi-Annual Certified Shareholder Report, filed on September 9, 2021.
[4]	See the U.S. Closed-End Funds Summary of Average Premium and Discount Report as of December 29, 2023, available at https://www.cefa.com/sitefiles/live/docs/reports/premium-discounts/PD20231229.pdf.
[5]	See Registration Statement for Closed-End Investment Companies, filed June 24, 2022.
[6]	1940 Act, Section 270.15a-4.

Notes:

Ocean Capital LLC, GAM Tower, 2 Tabonuco Street, Suite 200, Guaynabo, Puerto Rico 00968, sponsored this proposal.

Proposal [1] – Means [1] is the placeholder for the Fund to assign the number in the proxy statement.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including the following excerpt (emphasis added):

... going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

●	the company objects to factual assertions because they are not supported;
●	the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
●	the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
●	the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under Rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion, the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is not intended to be more than 500 words. Should it exceed 500 words after notification to the proponent then the words that exceed 500 words shall be taken out of the proposal starting with the last full sentence of the proposal and moving upwards as needed to omit full sentences.

Please do not insert any management words between the top line of the proposal and the concluding line of the proposal.

 Exhibit A

Ocean Capital’s Schedule 13D, filed with the SEC on October 6, 2021, and each subsequent amendment

[Omitted.]